

07001219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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SEC FILE NUMBER
8- 37856

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTMENTS BY PLANNERS, INC. (NASD# 19836)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 N. Military Trail - Suite 285
(No. and Street)

Boca Raton, FL 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Saginor 561-998-0909
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Browdy, CPA
(Name — *if individual, state last, first, middle name*)

9655 S. Dixie Highway, Suite 105, Miami, FL 33156-2813
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Saginor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments by Planners, Inc., as of Dec. 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public



NOTARY PUBLIC
STATE OF FLORIDA

IRENE E. GILLIG
MY COMMISSION # DD 526508
EXPIRES: April 15, 2010
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS BY PLANNERS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

INVESTMENTS BY PLANNERS, INC.
DECEMBER 31, 2006

TABLE OF CONTENTS



RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the American Institute Certified Public Accountants

Member of the Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 23, 2007

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying statement of financial condition of Investments By Planners, Inc., (the Company) as of December 31, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments By Planners, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Richard J. Browdy
Certified Public Accountant

INVESTMENT BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets

Cash		$ 34,403
Commissions receivables - mutual funds		7,975
Property and equipment - at cost	$ 91,600	
Less: Accumulated depreciation & amortization	(78,195)	13,405
Other assets		7,149
Total Assets		$ 62,932

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 2,675
Total Liabilities	2,675
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock $10 par value, 100 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in-capital	25,000
Retained Earnings	34,257
Total Stockholders' Equity	60,257
	$ 62,932

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions and reimbursed expenses	$ 669,163
Investment advisory fees	703,784
	1,372,947
Expenses:	
Advertising and promotion	1,526
Automobile expense	13,227
Consulting fees	185,900
Depreciation	10,448
Dues and subscriptions	869
Entertainment	16,939
Equipment and vehicle leasing	41,276
Equipment expense & repairs	443
Insurance	51,214
Office	2,618
Outside labor	2,000
Postage	9,117
Professional fees	10,656
Rent of office facilities	127,438
Salaries - office	166,922
Salaries - officers	632,400
Sales commissions	6,199
Supplies	8,330
Taxes, licenses & fees	42,363
Telephone	13,678
Travel	3,552
	1,347,115
Income from operations	25,832
Other income (expenses)	
Interest & other income	8,425
Net income	$ 34,257

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital Stock Common		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at January 1, 2006	100	$ 1,000	$ 25,000	$ 34,535	$ 60,535
Net Income				34,257	34,257
Less: Net Distributions to Shareholders	—	—	—	(34,535)	(34,535)
Balance at December 31, 2006	100	$ 1,000	$ 25,000	$ 34,257	$ 60,257

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2006

Cash flows from operating activities:	
Cash received from commissions & management fees	$ 1,364,972
Cash paid for operating expenses	(1,328,259)
Interest income and other income	8,425
Net cash provided by operating activities	45,138
Cash flows from investing activities:	
Purchase of securities	(4,800)
Sale of securities	4,800
Decrease in other assets	3,300
Purchase of property and equipment	(3,410)
Net cash used by investing activities	(110)
Cash flows from financing activities:	
Distributions to stockholders	(34,535)
Net cash used in financing activities	(34,535)
Net increase in cash and cash equivalents	10,493
Cash and cash equivalents at beginning of year	23,910
Cash and cash equivalents at end of year	$ 34,403

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2006

Reconciliation of Net Profit to Net Cash Provided by Operating Activities

The reconciliation of net profit to net cash provided by operating activities for the year:

Net income	$	34,257
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,448
Increase in commissions receivable		(644)
Increase in property and equipment		(3,410)
Decrease in other assets		3,300
Increase in accounts payable		1,077
Distributions to stockholders		(34,535)
Net cash used by operating activities	$	10,493

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE A - Description of Business and Significant Accounting Policies

This summary of significant accounting policies of Investments By Planners, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Business Activity

The Company was incorporated in Florida in October 1986 and is a broker-dealer. The Company's income is derived from commissions from the sale of mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Commissions Receivable - Allowance for Doubtful Accounts

Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

Property and Equipment

Depreciation expense is computed on a straight-line basis and on a modified accelerated basis which approximates the straight-line basis over the estimated useful lives of five to seven years for furniture, and equipment and leasehold improvements.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on their respective shares of the Company's income or loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - Property, Equipment and Leasehold Improvements

Property and equipment at December 31, 2006 are summarized by major classifications as follows:

Furniture and equipment	$ 55,047
Leasehold improvements	15,403
Software	21,150
	91,600
Less accumulated depreciation	(78,915)
	$ 12,685

NOTE C - Significant Concentration of Commission Income

During 2006 the Company derived its commission income totaling $669,163 from six families of mutual funds. At December 31, 2006 commission receivables of $7,975 was also due from these six families of mutual funds. All of these commissions receivable were collected in January 2007.

NOTE D - Commitment - Leases

The Company leases office facilities, equipment and vehicles under various operating leases. At December 31, 2006 the remaining terms of these leases range from three to four years.

Future minimum lease obligations over the remaining terms of these leases are as follows:

December 31, 2007	$ 154,092
December 31, 2008	139,347
December 31, 2009	129,516
December 31, 2010	31,488
Total	$ 454,443

Minimum rental payment for office facilities, which are $10,496 per month in 2007, are adjusted annually for changes in the consumer price index.

NOTE E – Related Party Transactions

The Company paid $125,900 of consulting fees for investment advisory services to a company related by common ownership. The company also paid $60,000 of consulting fees for investment advisory services to a stockholder of the Company.



RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 23, 2007

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying financial statements of Investments By Planners, Inc., and as of and for the year ended December 31, 2006, and have issued our report thereon dated January 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Therefore, the Company is exempt under SEC Rule 15c3-3k(1) from computing the Reserve Requirement or a Computation for Determining Section Rule 15c3-3 Reserve Requirement. Since the Company does not carry customer security accounts or perform custodial functions, as noted above, the Company is not required to provide information relating to the Possession or Control Requirements under SEC Rule 15c3-3. The Company is exempt from these requirements.



Richard J. Browdy
Certified Public Accountant

INVESTMENTS BY PLANNERS, INC.
COMPUTATION OF THE NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Net capital	$ 60,257
Additions and changes:	
Deductions and/or changes:	
Non-allowable assets:	
Commissions receivable-12b-1 fees	(6,360)
Furniture, equipment and leasehold improvements, net of accumulated depreciation	(13,405)
Security deposit & other assets	(7,149)
Net allowable capital	$ 33,343
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006 as amended)	$ 33,343

The accompanying notes are an integral part of these financial statements.



R I C H A R D J. B R O W D Y
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 23, 2007

Board of Directors
Investments By Planners, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Investments By Planners, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-(5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations counts, verifications, and comparisons;

2, Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized uses or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Richard J. Browdy
Certified Public Accountant

END